Exhibit 12
EL PASO CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(DOLLARS IN MILLIONS)

	For the three months ended
	March 31,
	2011	2010

Earnings
Income before income taxes	$155	$605
Income from equity investees	(30)	(28)

Income before income taxes before adjustment for income from equity investees	125	577

Fixed charges	278	279
Distributed income of equity investees	12	15
Capitalized interest	(27)	(26)
Preferred returns on consolidated subsidiaries	(6)	(7)

Total earnings available for fixed charges	$382	$838

Fixed charges
Interest and debt expense	$267	$269
Interest component of rent	5	3
Preferred returns on consolidated subsidiaries	6	7

Total fixed charges	$278	$279

Ratio of earnings to fixed charges	1.37	3.00

Fixed charges
Interest and debt expense	$267	$269
Interest component of rent	5	3
Preferred returns on consolidated subsidiaries	6	7

Total fixed charges	$278	$279

Preferred stock dividend of parent	—	13

Total fixed charges and preferred stock dividend	$278	$292

Ratio of earnings to combined fixed charges and preferred stock dividends	1.37	2.87

For purposes of computing these ratios, earnings means income (loss) before income taxes before:
•	income or loss from equity investees, adjusted to reflect actual distributions from equity investments; and

•	fixed charges;
less:
•	capitalized interest; and

•	preferred returns on consolidated subsidiaries.
Fixed charges means the sum of the following:
•	interest costs, not including interest on tax liabilities which is included in income tax expense our income statement;

•	amortization of debt costs;

•	that portion of rental expense which we believe represents an interest factor; and

•	preferred returns on consolidated subsidiaries.